June 30, 2006	Henry D. Kahn Partner 410.659.2780 hdkahn@hhlaw.com

Barbara C. Jacobs

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4561

Re:    Tripos, Inc.

Registration Statement on Form S-3

Filed on May 22, 2006

File No. 333-134388

Form 10-Q for the period ended March 31, 2006

File No. 0-2366

Dear Ms. Jacobs:

On behalf of Tripos, Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission in your letter dated June 20, 2006, to John P. McAlister, III, President and Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-3 referred to above.

In response to your letter, set forth below are your comments in italics followed by the Company's responses to your comments.  Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

Selling Stockholders, page 7

Maryse Mills-Apenteng

June 20, 2006

1.         Please include the selling shareholder information required by Item 507 of Regulation S-B.  Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired the Series C convertible preferred stock and warrants.  Include a materially complete description of any material relationship the selling security holders have or had with Tripos, Inc. or its predecessors or affiliates within the past three years.  If there is not and never has been a material relationship with the selling stockholder, please confirm.  Note that the offering and the securities held by the investors as a result of the offering should be described in the Form S-3 as part of the "material relationships" contemplated by the form requirement.  Finally, please tell us whether the agreements relating to the issuance of these securities should be filed pursuant to Item 601 of Regulation S-K

Response:

We have revised the disclosure at the beginning of the Selling Shareholders section to provide additional descriptions of the transactions by which the selling shareholders acquired the Series C Convertible Preferred Stock and warrants that are convertible and exercisable into the Company's common stock.

Prior to the transaction pursuant to which the selling shareholders acquired the Series C Convertible Preferred Stock and warrants, the Company did not have a material relationship with the selling shareholders that are affiliated with Midwood Capital Management, LLC or with Midwood Capital, L.P. or Midwood Capital Q.P., L.P.  The Company's relationship with Seven Hills Partners, L.L.C. ("Seven Hills") is disclosed in footnote 8 to the Selling Shareholders table.

We do not believe that the agreements relating to the issuance of the Series C Convertible Preferred Stock and the warrants need to be filed as an exhibit to the Form S-3 pursuant to Item 601 of Regulation S-K.  In particular, we note that the terms of these agreements do not relate to the rights of the holders of the common stock being offered by the registration statement.  Please note, however, that the agreements relating to the purchase of the Series C Convertible Preferred Stock were filed on a Current Report of the Company on Form 8-K on May 5, 2006, which Form 8-K is incorporated by reference into the registration statement.

2.         Identify the natural person or persons who have voting and/or investment control Seven Hills Partners, LLC.  Clarify, if true, that Ross D. DeMont and David E. Cohen have voting and/or investment control over each of the three Midwood Capital entities listed in the selling shareholder table.  See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

Response:

Footnote 8 to the Selling Shareholders table indicates that William S. Wisialowski is the chief executive officer of Seven Hills.  Seven Hills has informed us that Mr. Wisialowski is the natural person who has voting and/or investment control over the securities offered by it under the registration statement.  We have revised the disclosure in footnote 8 to clarify this information.

Midwood Capital, LLC has advised us that Ross D. DeMont and David E. Cohen have voting and/or investment control over each of the three Midwood Capital entities listed in the selling shareholder table.

3.         Please confirm whether any of the selling shareholder entities are affiliates of a registered broker-dealer.  If so, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Maryse Mills-Apenteng

June 20, 2006

Response:

Each of the selling shareholders, other than Seven Hills, which as noted in the seventh paragraph of the Plan of Distribution has informed us that it is a registered broker dealer, has informed us that it is not an affiliate of a broker-dealer.  As stated in paragraph 7 of the Plan of Distribution, each other selling security holders has also informed us that it acquired the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, it did not have any agreements or understandings, directly or indirectly, with any person to distribute any such securities.

Undertakings

4.         The undertakings required by Item 512(a) of Regulation S-K have recently been updated.  Please update the disclosure to include the currently required undertakings outlined in paragraph (a)(5)(i) or (ii), as appropriate.

Response:

We have revised the undertakings in response to the staff's comment.

Form 10-Q for the quarter ended March 31, 2006

Controls and Procedures

5.         We note your statement that although you disclosed a material weakness in your internal control over financial reporting, management has determined that the weakness has been eliminated through a series of remedial actions undertaken since its discovery.  You further state that the remedial actions "include performing additional recalculations and reconciliations of foreign exchange transaction gains/losses on the intercompany balances and ending other comprehensive income balance, reconfirmation of intercompany settlements related to these balances and rectifying the errors within the consolidating spreadsheet application."  Because your disclosure currently states that the measures taken as of the reporting date "include" the measures identified "since the discovery of the material weakness," please confirm that the remedial measures listed constitute all of the material measures taken during the quarter ended March 31, 2006.  In addition, to the extent the remedial measures constituted a material cost to the company, such costs should also be disclosed.

The remedial actions listed constitute all of the material measures taken during the quarter ended March 31, 2006.  The Company does not believe that the aggregate cost of the remedial measures taken constitute a material cost to the Company.

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If you have any questions or would like further information concerning the Company's responses to your comment letter, please do not hesitate to contact me at (410) 659-2780 or William Intner at (410) 659-2778.  Thank you for your consideration.

Very truly yours,

Maryse Mills-Apenteng

June 30, 2006

/s/ Henry D. Kahn

Henry D. Kahn

/sls

cc:	John P. McAlister III B. James Rubin John D. Yingling Maryse Mills-Apenteng